Exhibit 99.1

Analyst and Investor Event New York May 30, 2019

2 2 This presentation contains certain statements that are deemed to be “forward - looking statements” within the meaning of applicable U . S . federal securities laws . All statements, other than statements of historical facts, (including, without limitation, statements that address activities, events or developments that Ardmore Shipping Corporation (“Ardmore,” “ASC,” or the “Company”) “estimates”, “expects,” “projects,” “believes,” or “anticipates” will, or may occur in the future) are forward - looking statements, including, without limitation, statements about : future operating or financial results ; global and regional economic conditions and trends ; tanker market fundamentals, including the balance of supply and demand in the tanker market, the estimated growth in the world tanker fleet, the amount of tanker deliveries and scrapping, estimated growth in global oil and refined products demand and supply, tanker demand and future charter rates ; improvements in the tanker market ; the effect of the IMO 2020 regulations on tanker demand and rates, and refining throughput and maintenance levels ; the location and timing of refining capacity growth ; the Company’s business strategy, market outlook and fleet performance ; future vessel acquisitions ; the potential effect on the Company’s earnings per share of tanker rate increases ; estimated revenue days and the timing of drydockings and ballast water treatment system installations ; and the Company’s financial condition and liquidity . The following factors are among those that could cause actual results to differ materially from the forward - looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement : changes in the production of, or demand for, oil or refined products ; changes in trading patterns significantly affecting overall vessel tonnage requirements ; greater, or less than anticipated levels of tanker newbuilding orders and deliveries and greater, or less than anticipated rates of tanker scrapping ; changes in global oil prices ; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, and the actual effect of the IMO 2020 regulations ; the actual timing and location of any changes in refining capacity ; changes in factors that would affect the Company’s earnings per share, including, among other things, the number of the Company’s outstanding common shares and fleet size ; the availability on acceptable terms of second - hand vessels ; increased costs ; increased vessel off - hire ; the amount of future cash flows and earnings of the Company ; and other factors discussed in the Company’s filings from time to time with the United States Securities and Exchange Commission (“SEC”), including its Report on Form 20 - F for the fiscal year ended December 31 , 2018 . The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based . For more complete information about the Company, the information in this presentation should be read together with the Company’s filings with the SEC which may be accessed on the SEC website at www . sec . gov . Disclaimer

3 3 Welcome

4 Name Experience 4 ▪ CEO of Industrial Shipping Enterprises, COO of MTM Group and CFO of Teekay Shipping Corp. ▪ Shipping financier with Citicorp and U.S. Naval Officer ▪ MBA, CFA, Fellow of the Institute of Chartered Shipbrokers ▪ Formerly at Ernst & Young, Financial Services Advisory ▪ BA, MBS, Fellow of the Institute of Chartered Accountants and Irish Taxation Institute ▪ Member of the Institute of Chartered Shipbrokers ▪ Graduate of INSEAD and London Business School; Executive Leadership Programmes ▪ Tanker Broker at Poten & Partners ▪ Trade Manager Maersk Broker / AP Møller - Maersk (Copenhagen, Singapore, Germany) ▪ Graduate of Hamburg Shipping School and Member of the Institute of Chartered Shipbrokers ▪ Chairman of INTERTANKO’s Commercial & Markets Committee ▪ Trader with Vitol S.A. (Crude and Refined Products), General Manager at Basis Petroleum Inc., Refinery Engineer with Amoco Oil Company ▪ Contributor to various media outlets including CNBC, Bloomberg TV and Fox ▪ BSc in Chemistry and MSc in Chemical Engineering Paul Tivnan CFO Ardmore Shipping Andy Lipow President Lipow Oil Associates Anthony Gurnee CEO Ardmore Shipping Gernot Ruppelt CCO Ardmore Shipping Panel and Presenters

5 5 I. Welcome and Presenter Introduction Anthony Gurnee II. Ardmore Shipping Anthony Gurnee and Paul Tivnan o Company Overview o Finance and Operations o Recent Market Activity and Performance o Product Tanker Fundamentals III. Market Outlook and IMO 2020 Anthony Gurnee and Andy Lipow o Introduction to IMO 2020 and Impact on Product Tanker Demand o IMO 2020: Refining Process, Compliant Fuel Production and Logistics IV. Question and Answers Panel Discussion V. Closing Remarks Anthony Gurnee Introduction and Agenda

6 6 IV. Questions and Answers II. Ardmore Shipping III. Market Outlook and IMO 2020 V. Closing Remarks I. Welcome and Presenter Introduction Agenda

7 7 Company Overview

8 8 Our Company High Quality Fleet: 25 x “Eco” Product Tankers Fully Integrated Shipping Company Financial Discipline and Focus on ROIC Low Cost Platform & Focus on Performance Highly Attractive Market Outlook Shareholder Friendly Corporate Governance

9 Our Business 9

High Quality Fleet of “Eco” MRs

High Quality Vessels

- ✓ Modern, highly fuel efficient fleet of MRs
- ✓ Average age of 5.9 years[1]
- ✓ Built at high-quality yards in Korea and Japan
- ✓ Quality fleet = lower operating costs, higher utilization and maximum value appreciation
- ✓ Complementary fleet

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Enterprise	Product/Chemical	49,453	2/3	Sep-13	Korea	MI	Eco-design
Ardmore Endurance	Product/Chemical	49,466	2/3	Dec-13	Korea	MI	Eco-design
Ardmore Explorer	Product/Chemical	49,494	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Encounter	Product/Chemical	49,478	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Exporter	Product/Chemical	49,466	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Engineer	Product/Chemical	49,420	2/3	Mar-14	Korea	MI	Eco-design
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealancer	Product	47,451	—	Jun-08	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	25	**1,111,294**		5.9			

1. Average age as at May 30, 2019

10

11 11 MRs Trade Everywhere And Are The Ship Of Choice For Oil Traders Due To Their Versatility MR VLCC LR1 LR2 1. Vessels Value AIS Data, November 9, 2018 MRs are the “Yellow Cabs” of the World Tanker Fleet (1)

Industry Leading Corporate Governance

Commentary

- Corporate governance and transparency remain key to the company and our investors
- ASC ranked in the top tier of public shipping companies[1]
- Fully independent Board of Directors[2]; decades of experience in shipping and finance
- No related party and affiliated transactions


ARDMORE CHIPPEWA

Shipping Corporate Governance Ranking[1]

Quartile	Rank	Company	Ticker
Quartile 1	1	Eagle Bulk Shipping	EGLE
	2	International Seaways	INSW
	3	Overseas Shipholding Group	OSG
	4	Triton	TRTN
	5	Ardmore Shipping Corporation	ASC
	6	Matson	MATX
	7	Euronav	EURN
	8	Kirby Corporation	KEX
	9	Genco Shipping and Trading	GNK
	10	Navigator Gas	NVGS
	11	World Fuel Services	INT
	12	Gaslog	GLOG
	13	Double Hull Tankers	DHT
	14	CAI International	CAI
Quartile 2	15	Textainer Group Holdings	TGH
	16	Seacor Holdings	CKH
	17	Teekay Tankers	TNK
	18	Grindrod	GRIN
	19	Golar	GLNG
	20	Golden Ocean Group	GOGL
	21	Teekay	TK
	22	Flex LNG	FLEX
	23	Frontline	FRO
	24	New Fortress Energy	NFE
	25	Ship Finance International	SFL
	26	Gaslog Partners LP	GLOP
	27	Hunter Group ASA	OB:HUNT
	28	Dorian	LPG
Quartile 3	29	Teekay Offshore	TOO
	30	Hoegh LNG Partners	HMLP
	31	Torm	TRMD
	32	Avance Gas	AVANCE
	33	Seaspan	SSW
	34	BW LPG	BWLPG
	35	Nordic American Tankers	NAT
	36	Golar LNG Partners	GMLP
	37	Teekay LNG Partners	TGP
	38	Diamond S	DSSI
	39	Navios Maritime Holdings	NM
	40	Seadrill Partners	SDLP
	41	Star Bulk	SBLK
	42	Costamare	CMRE
Quartile 4	43	Navios Maritime Partners	NMM
	44	Navios Maritime Acquisition Corp.	NNA
	45	Scorpio Bulkers	SALT
	46	Global Ship Lease	GSL
	47	Knot Offshore Partners LP	KNOP
	48	Capital Product Partners	CPLP
	49	Scorpio Tankers	STNG
	50	Dynagas	DLNG
	51	Diana Shipping Inc.	DSX
	52	Tsakos Energy Navigation	TNP
	53	Stealth Gas Inc.	GASS
	54	Safe Bulkers	SB
	55	Danaos Corporation	DAC
	56	Dry Ships	DRYS

1. Wells Fargo Corporate Governance Scorecard Volume VI issued May 6, 2019
2. Excludes one executive director i.e. Anthony Gurnee, CEO

12

Fully Independent Board of Directors[1]

Name	Experience
 **Curtis McWilliams** *Chairman of the Board*	▪ Director of Ardmore since 2016 and appointed Chairman of the Board effective January 2019 ▪ President and CEO of CNL Real Estate Advisors, Inc. and President, CEO and Director of Trustreet Properties Inc.
 **Brian Dunne** *Chair of Audit Committee*	▪ Director of ReAssure Group, Ark Life Assurance Company, Aergen Aviation Finance and Chorus Aviation Capital ▪ CFO and President of ACE Aviation Holdings Inc., CFO and Director of Aer Lingus Group plc.
 **Mats Berglund** *Director*	▪ Director and CEO of Pacific Basin ▪ CFO and COO at Chemoil Energy, Senior VP Overseas Shipholding Group ▪ Group Controller of Stena Line, VP and CFO of Concordia Maritime and StenTex, President of StenTex, VP and President of Stena Rederi
 **Helen Tveitan de Jong** *Director*	▪ Chairman of Carisbrooke Holdings and CEO of Carisbrooke Shipping Ltd. ▪ Established and headed the London branch of DVB Nedship Bank (1996 – 2001), Founding Partner at THG Capital (2001 – 2007)
 **Peter Swift** *Director*	▪ Director of Ardmore since its IPO in August 2013 ▪ Managing Director of INTERTANKO, Director of Seascope Shipping Ltd. ▪ Over 24 years experience with Royal Dutch Shell in a range of commercial and technical roles

1. Excludes executive director, Anthony Gurnee (CEO)

13

14 14 Finance and Operations

Finance: Recent Developments

- Strong balance sheet and liquidity position at 1Q19:
  - $52 million in cash plus $22 million in net working capital (approx. 9% of total balance sheet)
  - Corporate leverage of 52%[1]
  - All debt and finance leases are amortizing; repaying $40 million per year (~10% of outstanding debt and finance leases)
- Completed refinancing of nine vessels during 2018 with top-tier financiers in China, Japan and Europe
  - Successfully diversified sources of financing for further growth
  - Bolstered liquidity and improved financial flexibility
  - Very competitive pricing and terms
- Completed sales of three oldest MRs in 1H19[2]:
  - Intend to replace with more modern second-hand vessels at a future date
- Ardmore well positioned to benefit from the anticipated charter market upturn
  - Each $1,000 / day increase in rates translating into $0.27 in EPS[3]



1. As at March 31, 2019. Based on net debt, which is a non-GAAP financial measure. Net debt is equal to debt net of: deferred finance fees, cash and sellers credit related to finance leases
2. *Ardmore Seatrader* (2002) delivered on Jan 9 / *Ardmore Seamaster* (2004) delivered Feb 19 / *Ardmore Seafarer* (2004) delivered May 24
3. Based on current fleet of 25 vessels and assumes no change to cost structure

15

16 16 Revenue Days: 2019 - 2021 No. of Scheduled Drydockings and BWTS: 2019 - 2021 (1)(2) ▪ 86% of 2019 drydockings completed in 1H19; revenue days expected to increase in 2H19 ▪ 10 of Ardmore’s 25 ships have Ballast Water Treatment Systems (“BWTS”) installed; o Remaining to be installed in 2019 – 2023 4,533 4,567 9,099 9,344 9,292 3,000 4,000 5,000 6,000 7,000 8,000 9,000 10,000 1H19 2H19E 2019E 2020E 2021E No. of Revenue Days 2 10 11 2 1 10 0 2 4 6 8 10 12 2019 2020 2021 No. of Drydockings / BWTS Inst. Drydockings BWTS Operations: Key Metrics 1. Intermediate and special surveys 2. 2019 shows remaining drydock and BWTS only, as of May 26, 2019

Diversified Debt Profile[1]

Debt and Leases: All Amortizing

Financing	Outstanding Debt[2][3]	Weighted Avg. Margin	Number of Vessels[4]	Vessel Avg. Age
Senior Debt	$207.3	2.5%	14	5.9
Leases	$229.8	3.4%	12	6.6
Revolving Credit Facility	$15.0	3.5%	n/a	n/a
Total / Weighted Avg.	**$452.1**	**3.0%**	**26**	**6.0**

Diversified Sources of Finance



47.4%
26.8%
11.4%
4.8%
9.5%
Senior Bank Debt
Chinese Leasing
European Leasing
Japan Leasing
JOLCO

- "Barbell" approach to debt profile through a mix of finance leases and senior debt
  - Improves financial flexibility, repayment profile and diversifies Ardmore's pool of finance sources
- Attractively priced finance lease financing in China and Japan in 2018
  - Chinese financing only suited to modern eco-design vessels (all vessels 2013 and newer)
  - Competitive terms and flexibility for early prepayment; purchase options from end of year one

1. Debt profile as at March 31, 2019; Debt related to the *Ardmore Seafarer* included as at March 31, 2019 and prior to the sale in May 2019
2. Outstanding debt is gross debt; Gross Debt is net of sellers' credit of $2.9mln, excludes netting of deferred financed fees of $7.3mln, in each case as at March 31, 2019
3. All debt stated at 3 Month LIBOR. Assumes 20bps difference between 1 Month LIBOR and 3 Month LIBOR. Fixed debt assumes a 3 Month LIBOR of 3.5% and a credit spread of 0.3%
4. Debt related to *Ardmore Seafarer* included in profile as at March 31, 2019; vessel sold May 2019

17

18 $452.1 $418.7 $379.0 $379.0 $339.2 $335.7 $33.4 $29.9 $39.7 $39.7 $39.7 $39.7 $3.6 $3.6 Gross Debt @ 1Q19 2Q19 - 4Q19 Repayments Gross Debt @ 2019 2020 Repayments Gross Debt @ 2020 2021 Repayments Gross Debt @ 2021 Gross Debt Debt Repayments Balloon Repayments 18 ▪ Cash of $52.3 million plus $21.5 million in net working capital as at March 31, 2019 ▪ Vessel sales (x 3) resulted in lease and debt repayments of $15.8 million in 1H19 ▪ No near term maturities; next significant maturity in 2022 (1) Scheduled Debt and Finance Lease Amortization Profile ($mln) (2) (2) (2) (2) Strong Balance Sheet and Liquidity Position 1. One loan matures in 2021 in respect to an Eco - Mod MR. Balloon is $3.6 million due in September 2021. Balloons due in 2022 amount to approximately $139.3 million 2. Gross Debt is net of sellers’ credit of $2.9mln, excludes netting of deferred financed fees of $7.3mln, in each case as at Ma rch 31, 2019

Significant Earnings Power Across Fleet[1]

Significant Potential Earnings Power with 25 x Ship Fleet[1]

Vessel Type	Base TCE per day	Rates FY2015 TCE per day	Upside Rates – 3Q15 TCE per day
MR Product (50k Dwt)	$17,761	$21,500	$25,000
MR Chem (25-37k Dwt)	$15,000	$17,500	$18,000



Illustrative Earnings Per Share(1)
$0.58
$1.52
$2.28
Base Rates
Rates FY2015
Upside Rates - 3Q15

Every $1,000 / day increase in rates ≈ $0.27 / share in EPS

1. Management's estimates based on (i) 25 vessels, (ii) 33,097,831 shares as at March 31, 2019 (iii) 363 revenue days / vessel, (iv) expenses as per 2018 financial statements. Accretion assumes positive earnings. Actual EPS estimates may differ materially from the estimated EPS. MR rate of $17,761 / day and chemical tanker rates of $15,000 / day are based on Analyst's estimates for 2019. MR and chemical tanker rates for FY2015 based on ASC rates reported for full year 2015 and rates for 3Q15 are based on ASC rates reported in 3Q15. The rates reported in 3Q15 were the highest rates achieved by ASC in the in the most recent 5-year period, but do not reflect the extent of rate increases achieved by the overall industry during the last major cyclical upturn

19

20 $20.0 $22.0 $24.0 $26.0 $28.0 $30.0 $32.0 $4.0 $6.0 $8.0 $10.0 $12.0 $14.0 $16.0 Vessel Value ($ Million) ASC Share Price ($) ASC Share Price MR 5-Yr Value ($ Mln) 20 Share Price Disconnected from Asset Values - MR Values +20% (2) Continued Disconnect between Share Price & Asset Values (2) (1) 1. Bloomberg, as at May, 2019 2. Clarkson's Shipping Intelligence Network. MR value increase since January 2017, as at May, 2019

21 21 Recent Market Activity and Performance

22 22 Market Review: From Adversity to Opportunity 1. IEA, Oil Market Reports; OECD Product Stocks taken as total of OECD Motor Gasoline, Middle Distillate and Residual Fuel Oil S toc ks 2. Bloomberg as at May 24, 2019 3. Clarksons Shipping Intelligence Network and Management’s estimates as at May 14, 2019. Includes MR, LR1 and LR2 ▪ CPP inventory levels peaked in 1Q16 and took two years to run off (1) ; inventory levels are now well below five - year averages and demand is back up to expected levels ▪ Low oil price volatility curtailed oil trading activity in most of 2017 and 2018, but as from late 2018 volatility has returned with a vengeance (2) ▪ Weak crude tanker market in 2018 led to some encroachment into product tanker trades; as crude tanker charter rates recovered, this has dissipated ▪ Product tanker supply growth was relatively high from 2015 until 2018, with fleet growth 6.2% per year (3) . Supply growth slowed significantly in 2018 and for 2019 through 2020 is expected to be 1.7%, well below product tanker demand growth of 4%+ (before impact of IMO 2020) (3) ▪ Meanwhile the orderbook is still hovering around historical lows at 6% (3) ▪ Thus the fundamentals of supply and demand are strong and are what is underpinning the current market recovery vs. 2018 ▪ Meanwhile, in our opinion, the proverbial light at the end of tunnel is in fact the IMO 2020 freight train coming (in a good way!) to add a significant layer of incremental product tanker demand

23 - 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000 22,000 1Q14 2Q14 3Q14 4Q14 1Q15 2Q 15 3Q 15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2Q18 3Q18 4Q18 1Q19 $ / Day 23 Oil price drop end of 2014; significant rate increase in 2015 Rates troughed in 3Q18; recovery underway in 2019 ASC Fleet TCE Rates ($ / day) (1) Charter Rates Bottomed in 3Q18 – Recovery Underway 1. Time Charter Equivalent (“TCE”) daily rate, represents net revenues divided by revenue days. Revenue days are the total numbe r o f calendar days the vessels are in our possession less off - hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after dedu cti ng voyage expenses incurred, divided by revenue days, including among other expenses, all commissions and pool administration fees. MR Tankers Spot & Pool TCE is reported on a discharge to dis charge basis. Fleet TCE excludes one - off costs related to the transfer of vessels to Ardmore MR Pool

24 8,100 8,300 8,500 8,700 8,900 9,100 9,300 9,500 9,700 9,900 950 1,000 1,050 1,100 1,150 1,200 Jan-14 Mar-14 May-14 Jul-14 Sep-14 Nov-14 Jan-15 Mar-15 May-15 Jul-15 Sep-15 Nov-15 Jan-16 Mar-16 May-16 Jul-16 Sep-16 Nov-16 Jan-17 Mar-17 May-17 Jul-17 Sep-17 Nov-17 Jan-18 Mar-18 May-18 Jul-18 Sep-18 Nov-18 Jan-19 Global Oil Consumption ( Mln Barrels / Quarter) OECD Product Stocks ( Mln Barrels) OECD Product Stocks Global Oil Consumption ▪ Continued decline in refined product stocks supporting more trading activity; OECD stocks below five - year average levels (2) ▪ Current OECD product inventories 10% below January 2016 levels 24 OECD Product Stocks: 2014 - 2019 (1)(2) Refined Product Inventory Overhang Eliminated 1. Bloomberg, IEA Monthly Oil Report Data, April 2019 2. OECD Product Stocks taken as total of OECD Motor Gasoline, Middle Distillate and Residual Fuel Oil Stocks

25 0 10 20 30 40 50 60 70 80 90 OVX Index 25 ▪ Oil price volatility is a key driver of trading activity; historically high oil price volatility has resulted in demand spikes for tankers o We expect price volatility to be higher over the next 24 months; IMO 2020 expected to cause significant disruption to the exi sti ng supply chain for marine fuels Prolonged low price volatility resulted in subdued trading activity in 2017 - 2018 Strong Oil Price Volatility in 4Q18 (1) Currently experiencing seasonally low volatility 1. Bloomberg as at May 24, 2019

26 ▪ Refineries are frontloading maintenance in preparation for fuel demand in the run up to IMO 2020 implementation 2H19 (2) ; throughput expected to peak in August (approx. 85 mbd ) (1) ▪ Global refinery throughput is increasing; expected increase by 1.2 mbd y - o - y (3) 26 0.0 1.0 2.0 3.0 4.0 5.0 6.0 7.0 8.0 Jan Feb Mar Apr May Jun Million Barrels / Day 2014 - 2018 Average 2019 Refinery Maintenance Frontloaded in 1H19 1. IEA, Monthly Oil Reports, 2014 - 2019 2. Bloomberg, as at May 20, 2019 3. Based on average 2019 vs. average 2018 Refinery Maintenance: January - June (2)

27 27 Product Tanker Fundamentals

28 0% 1% 2% 3% 4% 5% 6% 7% 8% 9% 10% Jan-11 Jul-11 Jan-12 Jul-12 Jan-13 Jul-13 Jan-14 Jul-14 Jan-15 Jul-15 Jan-16 Jul-16 Jan-17 Jul-17 Jan-18 Jul-18 Jan-19 Product Tanker Fleet Growth (%) Trailing 12M Net Fleet Growth 28 Supply growth now well below long - term tonne - mile demand growth Tonne - mile product demand CAGR +4.1% (1) (2) Market Absorbed Excess Supply from 2015 – 2017 1. Clarksons Shipping Intelligence Network, May 28, 2019 2. Clarksons Shipping Intelligence Network, May 2019; Basket of MR, LR1 and LR2 tankers

29 - 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Orderbook as % Fleet Fleet (million dwt) Fleet Orderbook (%) 29 Orderbook 6.1% of Fleet ▪ Orderbook at just 6.1 % of the current product tanker fleet; supply growth continues to decelerate Product Tankers (1) Supply: Product Tanker Orderbook at Record Lows 1. Clarksons Shipping Intelligence Network and Management’s estimates as at May 14, 2019. Includes MR, LR1 and LR2

30 0 20 40 60 80 100 120 140 160 180 200 Number of Vessels 30 +27% YoY +37% YoY >20 years old: 207 vessels ( 7.2 % Fleet) …Increasing regulations could accelerate vessel scrapping ▪ 6 Vessels Scrapped YTD (3) ▪ 61 Vessels Scrapped 2018 Product Tanker Fleet Profile (2) Scrapping Set to Continue: Estimate 35 - 40 Ships Per Year (1) 1. A tanker is typically scrapped when it reaches 25 years old. There are currently 207 vessels over 20 years old in the fleet, whi ch would indicate that an average of 41 vessels will be scrapped annually. Management estimates at least 35 to 40 ships will scrap annually in the near term based on prior years and impact o f I MO 2020 & BWTS capex requirements 2. Clarksons World Fleet Register (MR, LR1 and LR2 product tankers) 3. Clarksons Shipping Intelligence Network, May 14, 2019

31 (4%) (2%) - 2% 4% 6% 8% (30) (20) (10) - 10 20 30 40 50 60 1Q14 1Q15 1Q16 1Q17 1Q18 1Q19 1Q20E Net Fleet Growth T4Q (%) Vessel Deliveries / (Scrap) Product Tanker Deliveries Product Tanker Scrap Net Fleet Growth (T4Q) 31 ▪ Net fleet growth for next two years estimate at approx. 1.7% per year (1) ▪ Scrapping levels increased significantly in 2018 across all tanker sectors (3) ; impacted by charter market and increasing regulatory capex Net Fleet growth of 1.7% annually (2019 – 2020) Product Tanker Fleet Development (1)(2) 1. MR, LR1 and LR2 vessels; Clarksons Shipping Intelligence Network, May 17, 2019, and Management’s estimates 2. Assumed 1/8 of annual scheduled deliveries slip into following year 3. 61 product tankers were scrapped in 2018. Based on 2019 run rate to date, the fact that 207 tankers are over 20 years old and ex pectations that tankers scrap at 25 years of age, Management’s estimates the scrap rate going forward at 35 to 40 product tankers per annum

32 32 Increased Volumes Refinery throughput Oil price volatility returning Low inventory levels Oil consumption growth Growing imbalances; regional and grades Increased refinery throughput Voyage Distances IMO 2020 Trading Activity Refinery dislocation Increased volumes of distillates / other products Significant disruption and delays Price volatility and trading Macro / Geo political Tonne - Mile Demand CAGR 4.1% (2003 to 2019) (1) Incremental Demand ~5%+ (2) Product Tanker Demand Drivers 1. Clarksons Shipping Intelligence Network, May 28, 2019 2. Management’s estimates

33 97.9 99.2 105.4 1.4 1.4 1.3 1.2 94 96 98 100 102 104 106 2017 2018 2019E 2020E 2021E 2022E 2023E Million Barrels / Day Total Global Oil Consumption Consumption Growth 33 Oil Consumption Growth Remains Robust Avg. +1.2 million bpd annually (2018 – 2023) ▪ Oil consumption forecast to continue to grow at an average of 1.2 million bpd (1.4 million bpd in 2018, 1.4 million bpd in 20 19 (1) ) for next five years Expected Global Oil Consumption Growth (1) 1. IEA, Oil Market Report, April 2019

34 34 ▪ Refinery capacity growth in line with oil demand growth: o Almost 90% of incremental capacity expected to be export oriented refineries in Asia and the Middle East leading to increasin g t onne - miles 100.4 108.8 2.6 0.9 1.5 1.2 80.0 85.0 90.0 95.0 100.0 105.0 110.0 115.0 2018 2019E 2020E 2021E 2022E 2023E Million Barrels / Day Total Global Capacity Capacity Additions Expected Refinery Capacity Growth (2018 – 2023) (1)(2) Total Projects by Region (2019 – 2023) (1)(3) 180,000 340,000 0 200,000 905,000 2,703,000 1,232,000 773,000 2,080,000 0.0 0.5 1.0 1.5 2.0 2.5 3.0 N. America L. America EU FSU Afr ME Other Asia S. Asia China Million Barrels / Day 2019E 2020E 2021E 2022E 2023E Refinery Capacity to Grow in Export Oriented Locations (1) 1. Maritime Strategies International, February 11, 2019 2. IEA, Oil 2019, March 2019 3. Actual planned and announced expansions; timing for later end projects may move

35 35 Import Export Net Middle East 1.6 3.7 2.1 North America 2.0 3.6 1.6 China 0.7 1.0 0.3 Asia (ex China) 7.2 5.3 - 1.9 Europe 6.9 5.9 - 1.0 Latin America 2.5 0.6 - 1.9 Africa 1.5 0.5 - 1.0 FSU N/A 2.4 2.4 Australasia 0.7 N/A - 0.7 Other 0.1 0.1 0.0 Total Trade ( mbd ) 23.1 23.1 0.0 Tonne - Mile Demand for Products (1) Seaborne Product Trade Balances 2018 (2) 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E Billion Tonne - Miles 2003 – 2019: CAGR +4.1% (1) Tonne - Mile Demand for Product Tankers CAGR 4.1% 1. Clarksons Shipping Intelligence Network, May 28, 2019 2. Clarksons Shipping Intelligence Network, Oil & Tanker Outlook, April 2019 ▪ Tonne - mile demand for product tankers growing driven by underlying oil demand, regional imbalances and trading activity

36 36 Agenda IV. Questions and Answers II. Ardmore Shipping III. Market Outlook and IMO 2020 V. Closing Comments I. Welcome and Presenter Introduction

37 37 Introduction to IMO 2020

38 38 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 Sulfur Content (%) World EU Ports ECA 1.5% 4.5% 3.5% 0.5% 1.0% 0.1% 0.1% 2015: Set 0.1% sulfur cap for fuel oil used in Emission Control Areas (ECA) 2020: From Jan 1, 2020 global sulfur limit of 0.5% for shipping 2005 – 2010: Annex VI entered into force – Prevention of Air Pollution from Ships. Controlling airborne emissions from ships ( SOx , NOx, etc) 2012: Sulfur content of any fuel used on board ships to not exceed 3.5% 2016: IMO sets Jan 1, 2020 as date for introduction of 0.5% sulfur limit Background to IMO 2020 (1) 1. Seatrade Maritime News, What You Need To Know: The 2020 IMO Fuel Sulphur Regulation, September, 2017

Alternatives for Shipowners



Options for Shipowners
Burn High Sulfur Fuel Oil ("HSFO")
3.5%
Install Scrubber: Open or Closed Loop?
Open Loop(1)
Est. Cost: $2-3 mln
Closed Loop(2)
Est. Cost: $5 mln
Burn Compliant Fuels
Very Low Sulfur Fuel Oil ("VLSFO")
0.5%
Marine Gas Oil ("MGO")
0.1%

1. Open Loop Scrubber System: Seawater, with high sodium chloride content, used as a scrubbing liquid that is sprayed upon the exhaust gas, in order to neutralize SO2 emissions. The waste water is treated and discharged back into the sea; IDC Consorzio, All You Need To Know About Scrubbing
2. Closed Loop Scrubber System: Fresh water, treated with a chemical (usually sodium hydroxide), used for neutralization and scrubbing. The supply of water is recirculated, with small amounts released into the sea; IDC Consorzio, All You Need To Know About Scrubbing

39

40 40 0 0.5 1 1.5 2 2.5 3 3.5 4 4.5 5 2018 2020 Demand (Million Barrels / Day) HSFO HSFO MGO / VLSFO MGO Switch to Compliant Fuels - Major Change to Bunker Market Option 1: Increase refinery throughput Option 2: Feedstock taken from existing products Impact: » Shortage of feedstocks » Inventory draws of other products Impact: » Increase crude demand » Incremental production of other refined products Significant Increase in Demand for Low Sulfur Fuel (1)(2) Where Will the 0.5% Compliant Fuels Come From? Increased Refinery Throughput of 2.2 mbd in 2020 to Meet Demand (3) 1. Source: IEA; SEB IMO 2020 Report March 14, 2020; Evercore ISI R&M: IMO 2020 – Back to the Future, April 18, 2018 2. High Sulfur Fuel Oil (“HSFO”) has a max. sulfur content of 3.5%. Very Low Sulfur Fuel Oil (“VLSFO”) has a max. sulfur content of 0.5%. Marine Gas Oil (“MGO”) has a max. sulfur content of 0.1% 3. Estimate - KMPG, Getting Ready for IMO 2020, May 1, 2019

41 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2018 2019E 2020E 2021E 2022E 2023E HSFO MGO VLSFO 41 ~2x increase in expected demand for MGO in 2020 VLSFO demand to increase; refineries re - adjust to low sulfur fuel production / compatible blends manufactured 2.0 mbd 1.9 mbd 1.9 mbd 1.8 mbd 1.0 mbd 1.4 mbd 1.6 mbd 1.7 mbd 0.9 mbd 0.9 mbd IMO 2020: Demand for MGO Set to Spike 1. IEA, Oil 2019, March 2019 2. High Sulfur Fuel Oil (“HSFO”) has a max. sulfur content of 3.5%. Very Low Sulfur Fuel Oil (“VLSFO”) has a max. sulfur content of 0.5%. Marine Gas Oil (“MGO”) has a max. sulfur content of 0.1% Marine Bunker Demand Breakdown (2017 – 2023) (1)(2)

Estimated 5%+ Incremental Demand for Product Tankers

Increased Volumes of Products

- Refinery throughput + 2.2mbd[1] in order to meet incremental demand from IMO 2020
- Demand for MGO to increase substantially[2] as the most reliable source of compliant fuel
- Increased volumes of distillates and other refined products[2]

Vessel Supply Chain Disruption

- Port delays and storage constraints with at least three different types of fuel
- Dislocation of existing products and feedstocks within refinery complex
- Vessel operational challenges reducing the efficiency of the oil logistics system

Oil Trading Activity

- Movement of blending components plus shift in trading patterns of distillates and other products
- Oil price volatility leading to heightened trading activity
- Potential for significant floating storage of HSFO – on Aframaxes and LR2's (coils needed)

Estimated 5% + Incremental Product Tanker Demand[3]

1. Estimate - KMPG, Getting Ready for IMO 2020, May, 2019
2. IEA, Oil 2019, Analysis and forecast to 2024
3. Management's estimates

42

43 -1.0 -0.5 0.0 0.5 1.0 1.5 2.0 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019E 2020E Million Barrels / Day MR TCE Rate?? 43 MR TCE Rate (2) : $31,700/day MR TCE Rate (2) : $33,100/day IMO 2020: Impact on CPP Cargo Flows and TCE’s (1) 1. Clarksons Shipping Intelligence Network, May 17, 2019 with Management’s estimates for 2020 2. MR one year time charter (TC) rate as per Clarksons SIN; monthly averages dated December 2004, October 2005 and August 2015 3. KMPG, Getting Ready for IMO 2020, May 1, 2019 Seaborne Volumes of Refined Products +1.5mbd expected to boost MR TCE rates Historical Consequences of Large Incremental Seaborne Volumes (1) MR TCE Rate (2) : $23,750/day

44 44 Compliant Fuels: Guest Speaker

45 45 IV. Questions and Answers II. Ardmore Shipping III. Market Outlook and IMO 2020 V. Closing Remarks I. Welcome and Presenter Introduction Agenda

46 46 Questions and Answers

47 47 Agenda IV. Questions and Answers II. Ardmore Shipping III. Market Outlook and IMO 2020 I. Welcome and Presenter Introduction V. Closing Remarks

48 48 Closing Remarks

49 Appendix 49

Summary Refinery Process(1)



Finished Products
Atmospheric Distillation Unit
LPG
Naphtha
Kerosene / Jet
Diesel
L.S.S.R.
L.S./H.S. Straight Run Residual
Vacuum Distillation Unit
Vacuum Gasoil (VGO)
Residue
Asphalt / Bunkers
Hydrocracker
Naphtha / Gasoline
Gasoil
Residue
Fluid Catalytic Cracker
Naphtha / Gasoline
Distillate / Gasoil
Light Cycle Oil
Slurry Oil
Delayed Coker
Naphtha
Coker-Gasoil
Coke
Final Treating & Blending
Gasoline
Aviation
Automotive
Solvents
Distillate
Jet
Kerosene
Diesel
Heating Oil
Fuel Oils
Bunker Fuel
Utility Fuel
Lubes
Greases & Wax

1. Excludes; treaters, hyrdobreakers, reformers and visbreakers

50

Origin of Product and Chemical Cargos


Gas
Methane
M/A Production Plant
NGL Plant
Ethane
Propane
Butane
Naphtha
Ethylene Cracker
Ethylene
Propylene
Butylene
Naphtha
Hydrogen
Pygas
Crude Oil
Refinery
Reformate
Naphtha Cracker
Ethylene
Liquid Cargos
Methanol
MTBE
UAN
Ethylene Dichloride
Ethylene Glycol
Linear Alcohols
Vinyl Acetate
Styrene
Misc chemicals
Benzene
Toulene
Xylenes
Styrene
Cyclohexane
Misc chemicals
Gasoline
Jet Fuel and Diesel
Fuel Oil
Commercial Use
Manufacturing
Polystyrene
Fibres
Resin
Latex
Polyester
Nylon
Adhesives
Solvents
Detergent
Anti-Freeze
Flooring
Textiles
Fuel Blending
Oxygenates
Anti-knock agents
Agri-Business
Fertilizers
Ardmore's Fleet Capability

51

Product and Chemical Overlap


IMO 3
IMO 2 (Coated)
Clean Petroleum Products (CPP)
Chemicals*
Kerosene
Diesel
Jet Fuel
Gasoline
Naphtha
Organic
Inorganic
Other Cargos
Vegoils
Biofuels
Ethanol

IMO 3 Tankers	
• Cargo	CPP + Vegoils
• Tank Coating:	Epoxy
• Tank Size:	>3,000 m3
• Inerting:	Required (standard IGS not suitable for chemicals)
• Crewing:	Standard tanker competency

IMO 2 Tankers	
• Cargo:	CPP + Vegoils + Biofuels + Chemicals
• Tank Coating:	Phenolic Epoxy / Stainless Steel / Marine Line
• Tank Size:	<3,000 m3
• Inerting:	Not required for chemicals but growing preference for Nitrogen
• Crewing:	Chemical tanker competency

Coated IMO2 Ships Are Essentially More Sophisticated Product Tankers

* Certain chemicals such as Caustic Soda can be carried on IMO3 ships. However the vast majority of inorganic chemicals must be carried on IMO2 ships and acid based cargos are only suitable for stainless steel ships.

52